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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED MAR 01 2006

SEC FILE NUMBER
8- 52978

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

DIVISION OF MARKET REGULATION

REPORT FOR THE PERIOD BEGINNING 01/01/2005 (MM/DD/YY) AND ENDING 12/31/2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Allegiance Capital LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

50 DONALD B. DEAN DRIVE SUITE 1
(No. and Street)

SOUTH PORTLAND (City) ME (State) 04106 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CLARK FRIEL + JOYCE, P.A.
(Name – *if individual, state last, first, middle name*)

128 AUBURN ST (Address) PORTLAND (City) ME (State) 04103 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAY 30 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Neal P. Richard, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Allegiance Capital, LLC., as of December, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Financial Principal

Title

Notary Public

SUSAN [illegible]
NOTARY PUBLIC, MAINE
COMMISSION EXPIRES NOVEMBER 9, 2008

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Allegiance Capital, LLC

FINANCIAL STATEMENTS

Years Ended December 31, 2005 and 2004

CONTENTS

CLARK, FRIEL and JOYCE, P.A.

CERTIFIED PUBLIC ACCOUNTANTS

128 Auburn Street
Portland, Maine 04103
(207) 797-2746
FAX: (207) 797-2796

Dana C. Clark, CPA, MST
Suzanne Friel, CPA, MST
M. Patrick Joyce, CPA

Independent Auditors' Report

Allegiance Capital, LLC
50 Donald B. Dean Drive Suite 1
South Portland, ME 04106

We have audited the accompanying statements of financial condition of Allegiance Capital, LLC (a limited liability company) as of December 31, 2005 and 2004, and the related statements of income, changes in members' equity and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Allegiance Capital, LLC at December 31, 2005 and 2004, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Clark, Friel and Joyce, P.A.

Clark, Friel and Joyce, P.A.
February 23, 2006

Allegiance Capital, LLC
STATEMENTS OF FINANCIAL CONDITION
December 31, 2005 and 2004

ASSETS

	2005	2004
CURRENT ASSETS		
Cash and cash equivalents	$ 68,070	$ 48,647
Accounts receivable	4,616	2,538
Prepaid expenses	2,520	1,998
Due from affiliates	-	39,186
Total current assets	75,206	92,369
PROPERTY AND EQUIPMENT		
Furniture (net of accumulated depreciation of $1,350 in 2005 and 2004)	-	-
OTHER ASSETS		
Cash and cash equivalents - restricted	25,000	25,000
Start-up costs (net of accumulated amortization of $4,759 in 2005 and $3,721 in 2004)	433	1,471
Total other assets	25,433	26,471
	$100,639	$118,840

LIABILITIES AND MEMBERS' EQUITY

	2005	2004
CURRENT LIABILITIES		
Accounts payable	$ 2,107	$ 2,561
Due to affiliate	31,170	-
Total current liabilities	33,277	2,561
MEMBERS' EQUITY	67,362	116,279
	$100,639	$118,840

The accompanying notes are an integral part of these statements.

Allegiance Capital, LLC
STATEMENTS OF INCOME
Years Ended December 31, 2005 and 2004

	2005	2004
REVENUES		
Commissions and consulting	$356,518	$276,330
Interest income	1,740	844
Total revenues	358,258	277,174
OPERATING EXPENSES		
Brokerage, exchange and clearance fees	109,790	98,852
Conference and meetings	530	495
Filing fees	3,576	2,128
Insurance	1,175	678
Interest expense	174	23
Professional development	320	320
Professional fees	13,489	37,276
Rent	44,339	8,492
Management fees	104,669	41,666
Travel and entertainment	7,615	9,148
Utilities	684	1,290
Telephone	4,905	4,825
Amortization	1,038	1,038
Office expenses	10,072	7,521
Repairs and maintenance	277	503
Taxes - other	463	1,472
Bad debts	-	40,305
Miscellaneous	4,059	1,259
Total operating expenses	307,175	257,291
NET INCOME	$ 51,083	$ 19,883

The accompanying notes are an integral part of these statements.

Allegiance Capital, LLC
STATEMENTS OF CHANGES IN MEMBERS' EQUITY
Years Ended December 31, 2005 and 2004

	2005	2004
Balance, beginning of year	$116,279	$125,190
Members' contributions	-	41,730
Net income	51,083	19,883
Members' distributions	(100,000)	(70,524)
Balance, end of year	$ 67,362	$116,279

The accompanying notes are an integral part of these statements.

Allegiance Capital, LLC
STATEMENTS OF CASH FLOWS
Years Ended December 31, 2005 and 2004

	2005	2004
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$ 51,083	$19,883
Adjustments to reconcile net income to net cash provided by operating activities		
Amortization	1,038	1,038
(Increase) decrease in accounts receivable	(2,078)	38,342
Increase in prepaid expenses	(522)	-
Decrease in accounts payable	(454)	(2,697)
(Increase) decrease in due from affiliates	39,186	(8,543)
Increase (decrease) in due to affiliate	31,170	(4,216)
Total adjustments	68,340	23,924
Net cash provided by operating activities	119,423	43,807
CASH FLOWS FROM FINANCING ACTIVITIES		
Members' distributions (net)	(100,000)	(28,794)
INCREASE IN CASH	19,423	15,013
Cash, beginning	73,647	58,634
Cash, ending	$ 93,070	$73,647

SUPPLEMENTAL DISCLOSURE REGARDING CASH FLOWS

	2005	2004
Interest paid	$ 174	$ 23

The accompanying notes are an integral part of these statements.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

The Company is a broker-dealer registered with the Security and Exchange Commission (SEC) and the National Association of Security Dealers (NASD). The Company is a limited liability company organized in Maine.

Accounts Receivable

Bad debts are charged to operations in the year in which the account is determined uncollectible. If the reserve method of accounting for uncollectible accounts were used, it would not have a material effect on the financial statements.

Depreciation and Amortization

Property and equipment are stated at cost. Additions, renewals and betterments, unless of relatively minor amounts, are capitalized.

Depreciation is computed by using the method used for income tax purposes, which is an accelerated method over a statutory recovery period of seven years. If the straight-line basis using estimated useful lives were used, it would not have a material effect on the financial statements. Depreciation expense for the years ended December 31, 2005 and 2004 was $-0-.

When property and equipment is sold or retired, the related cost and any accumulated depreciation is removed from the accounts and any gain or loss is included in operations.

Start-up costs are stated at cost. Amortization is computed on a straight-line basis over 60 months. Amortization expense for the years ended December 31, 2005 and 2004 was $1,038 and $1,038, respectively.

Income Taxes

The Company is treated as a partnership for income tax purposes. Under subchapter K of the Internal Revenue Code, each member is taxed separately on their distributive share of the Partnership's income whether or not that income is actually distributed.

Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts during the reporting period and at the date of the financial statements. Actual results could differ from those estimates.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT.)

Statement of Cash Flows

For purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days and is not held for sale in the ordinary course of business.

Commissions

Commissions and related clearing expenses are recorded on a settlement-date basis as securities transactions occur.

Advertising Costs

Advertising costs are charged to operations when incurred.

NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1).

RELATED PARTY TRANSACTIONS

The Allegiance Financial Group, Inc., AFX Global Advisors, Inc., and Marlin Enterprises, LLC are related parties to the Company due to common ownership.

During the years ended December 31, 2005 and 2004, the Company paid to Allegiance Financial Group, Inc. a management fee of $104,669 and $41,666, respectively.

The Company and Allegiance Financial Group, Inc. share office space, computer equipment, furniture and other related expenses. Allegiance Financial Group, Inc. pays for all of the expenses and is then reimbursed by the Company for its proportionate share of those expenses. The total expenses reimbursed to Allegiance Financial Group, Inc. during the years ended December 31, 2005 and 2004 were $70,857 and $29,195, respectively.

At December 31, 2005 and 2004, the Company was owed $-0- and $34,614, respectively, from AFX Global Advisors, Inc. and $-0- and $1,560, respectively, from Marlin Enterprises, LLC. At December 31, 2005, the Company owed $31,170 to Allegiance Financial Group, Inc. and at December 31, 2004, the Company was owed $3,012 from Allegiance Financial Group, Inc.

Allegiance Capital, LLC
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2005

NET CAPITAL		
Total members' equity from statement of financial condition		$67,362
Deduct ownership equity not allowable for net capital		-
Total members' equity qualified for net capital		67,362
Add:		
Liabilities subordinated to claims of general creditors allowable in computation of net capital		-
Other (deductions) or allowable credits		-
Total members' equity and subordinated liabilities		67,362
Deductions and/or charges:		
Nonallowable assets		
Accounts receivable	-	
Prepaid expenses	2,520	
Furniture (net of accumulated depreciation)	-	
Start-up costs (net of accumulated amortization)	433	
Secured demand note deficiency	-	
Commodity futures contracts and spot commodities - propriety capital charges	-	
Other deductions and/or charges	-	(2,953)
Net capital before haircuts on securities positions		64,409
Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f)):		
Contractual securities commitments	-	
Subordinated securities borrowings	-	
Trading and investment securities:		
Exempted securities	-	
Debt securities	-	
Options	-	
Other securities	-	
Undue concentration	-	-
Net Capital		$64,409
Aggregate Indebtedness		
Total aggregate indebtedness liabilities from statement of financial condition		$ -
Add:		
Drafts for immediate credit	-	
Market value of securities borrowed for which no equivalent value is paid or credited	-	
Other unrecorded amounts	-	-
Total aggregate indebtedness		$ -
Percentage of aggregate indebtedness to net capital		0%

Allegiance Capital, LLC
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION (CONT.)
December 31, 2005

Computation of Basic Net Capital Requirement

Minimum net capital required (6-2/3% of total aggregate indebtedness)	$ -
Minimum net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with rule 15c3-1	50,000
Net capital requirement (greater of above minimums)	50,000
Excess net capital (net capital less total aggregate indebtedness)	14,409
Net capital	$64,409